Exhibit 12
PROGRESS ENERGY CAROLINAS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS COMBINED

(million of dollars)
Twelve Months Ended September 30	2005	2004

Earnings, as defined:
Income before cumulative effect of change in accounting principles	$441	$509
Fixed charges, as below	217	205
Income taxes, as below	199	252

Total earnings, as defined	$857	$966

Fixed Charges, as defined:
Interest on long-term debt	$187	$186
Other interest	25	13
Imputed interest factor in rentals – charged principally to operating expenses	6	7

Total fixed charges, as defined	$218	$206

Preferred dividends, as defined	$4	$4

Total fixed charges and preferred dividends combined	$222	$210

Income Taxes:
Income tax expense	$204	$257
Included in AFUDC – deferred taxes in book depreciation	(5)	(5)

Total income taxes	$199	$252

Ratio of Earnings to Fixed Charges	3.93	4.69

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.86	4.60